June 20, 2008

Linda Stirling

Senior Counsel

U.S. Securities and Exchange Commission

Office of Disclosure and Review

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:

Dunham Funds, File Nos. 333-150950, 811-22153, Form N-14.  Reorganization of the Kelmoore Strategy Fund, Kelmoore Strategy Eagle Fund and the Kelmoore Strategy Liberty Fund (the "Kelmoore Funds"), each a series of Kelmoore Strategic Trust, with and into the Dunham Monthly Distribution Fund, a series of Dunham Funds.

Dear Ms. Stirling:

On May 15, 2008, Dunham Funds (the "Registrant"), on behalf of the Dunham Monthly Distribution Fund (the “Fund”), a series of the Registrant, filed a registration statement under the Securities Act of 1933 on Form N-14.  On June 12, 2008, you provided oral comments.  Please find below the Registrant's responses to your comments.  Several typographical and grammatical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized your comments.

      1.

Comment.  Please explain what will happen to the reorganization if shareholders of one or more of the Kelmoore Funds do not approve the reorganization.

Response.  The following sentence has been added to the first answer under the section entitled "Questions and Answers Relating to the Reorganization."

If the shareholders of one or more Kelmoore Funds do not approve the Reorganization, the Reorganization will not proceed until such time as the Reorganization is approved by all three Kelmoore Funds.

2.

Comment.  Please explain the assertion that the stocks selected for the Kelmoore Strategy Liberty Fund will have a lower volatility than stocks selected for the Kelmoore Strategy Fund and the Kelmoore Strategy Eagle Fund.

Response.  Under the section entitled Principal Investment Strategies, the following disclosure has been added to the registration/proxy statement.

•

expected to have a lower volatility than the stocks selected by Kelmoore Strategy Fund and Kelmoore Strategy Eagle Fund based upon historical patterns

3.

Comment.  Please explain any differences in the options writing strategy between the Kelmoore Funds and the Dunham Fund under Principal Investment Strategies.

Response.  The following disclosure has been added to the registration/proxy statement.

The Fund also may write call and/or put options as part of an investment strategy relating to companies that are subject to a merger or other reorganization.

4.

Comment.  Under Principal Investment Strategies, please explain what certain market conditions might cause the Sub-Adviser to hedge by purchasing put options for the Dunham Fund.

Response.  The following disclosure has been added to the registration/proxy statement.

The Sub-Adviser may, under certain market conditions (such as in anticipation of a decline in the market price of securities held by the Fund), seek to protect or “hedge” the Fund’s portfolio against a decline in the value of the stocks the Fund owns by purchasing put options.

5.

Comment.  Under Principal Investment Strategies, please explain why the stocks selected for the Dunham Fund have a lower volatility than stocks in other segments of the market.

Response.  The above referenced disclosure has been deleted from the registration/proxy statement.

6.

Comment.  Under How the Funds Compare, please elaborate on the differences in Principal Investment Strategies between the Kelmoore Funds and the Dunham Fund.

Response.  The following disclosure has been added to the registration/proxy statement.

In contrast to the Kelmoore Funds, the Dunham Fund does not have a principal investment strategy of focusing on any industry groups.  The Kelmoore Strategy Fund and the Kelmoore Strategy Liberty Fund focus on the financial services, consumer goods, manufacturing, natural resources and technology sectors of the market and the Kelmoore Strategy Eagle Fund focuses on the financial services, technology and communications sector of the market.  Because the Dunham Fund does not focus on particular industry groups, its investment performance may lag that of funds focused on the financial services, consumer goods, manufacturing, natural resources, technology and communications sectors.  Additionally, the Dunham Fund employs investment selection criteria different than, and in addition to, the Kelmoore Funds in that it focuses on issuers that may be subject to a merger, reorganization or some other special situation.  The Dunham Fund also as part of its investment strategy, sells short stocks the Fund does not own.  The Dunham Fund employs this strategy for hedging purposes. This strategy exposes the Fund to different and additional risks not borne by the Kelmoore Funds.

7.

Comment.  Please explain why the Kelmoore Strategy Liberty Fund was chosen as the accounting and performance survivor.

Response.  We believe that the Kelmoore Strategy Liberty Fund ("Liberty Fund") is the accounting and performance survivor of the reorganization of the Funds based on the factors set forth in North American Security Trust (pub. avail. Aug. 5, 1994).  Under that no-action letter, the following comparative factors should be used in determining which predecessor fund the new fund most closely resembles: investment advisers, investment objectives, investment policies and restrictions, expense structures and ratios, asset size and portfolio composition.  The Kelmoore Strategy Liberty Fund was selected as the accounting and performance survivor for the following reasons:

A. Investment Advisor.  The New Fund has a different investment adviser and sub-adviser than the investment adviser for the Kelmoore Funds.  Consequently,  this factor is not determinative.

B. Investment Objective.  The primary investment object of the New Fund and each Kelmoore Fund is identical.  However, the New Fund and the Liberty   Fund have a secondary investment objective which is identical.  Specifically, the secondary objective is capital preservation from buying put options.  The  Strategy Fund and the Eagle Fund have only primary investment objectives.  Because the primary and secondary investment objectives of the New Fund and the Liberty Fund are identical, and different from the other two Kelmoore Funds, the New Fund can be considered a continuation of the Liberty Fund.

C. Investment Policies and Restrictions.  The New Fund's principal investment strategy is not identical to any of the Kelmoore Funds, but is most like the Liberty Fund with respect to its emphasis on buying put options for capital preservation.  The New Fund does not have a strategy of focusing on any named industry groups as do the Kelmoore Funds.  The New Fund does have a strategy of focusing on mid-cap and large-cap stocks, which is similar to the Eagle Fund, while the Strategy Fund and the Liberty Fund focus on large-cap stocks.  However, even though the stock size criteria of the New Fund and the Eagle Fund are the same, the New Fund further qualifies its size criteria by adding the partial condition that the companies be subject to a merger or reorganization. The investment style of the Liberty Fund most closely resembles the style to be used by the New Fund going forward.  On balance, the Liberty Fund has the most investment policy continuity with the New Fund because of the shared emphasis on capital preservation through buying put options.  This distinguishes it from the other two Funds.

D. Expense Structures and Ratios.  The New Fund has a substantially similar expense structure to all three Kelmoore Funds in that they all offer Class A  shares with a load and 12b-1 plan and Class C shares without a load, but with a 12b-1 plan.  The New Fund will also offer Class N shares without a load or 12b-1 expenses.  The expenses ratios of the Kelmoore Funds are nearly identical and higher than the projected expense ratio of the New Fund.  Because there are no distinguishing differences in expense structure or expense ratios among the Kelmoore Funds these factors are not determinative.

E. Asset Size and Portfolio Composition.  The New Fund is expected to most closely resemble the Liberty Fund in relative portion of assets devoted to equities, calls and puts on those equities.

In total, based upon the analysis of comparative factors noted above, it is reasonable to conclude that  the newly formed Dunham Monthly Distribution Fund is a continuation of the Kelmoore Strategy Liberty Fund.

8.

Comment.  Please explain in the total return bar charts that the Class C shares have no sales charge and that Class A shares have lower historical performance.

Response.  The following disclosure has been added to the registration/proxy statement following each bar chart.

The bar chart gives historical performance for Class C shares, which have no sales charge or load.  Class A shares have a sales charge and consequently have lower historical returns

9.

Comment.  Please correct the numbering of footnotes in the average annual total return table for the Kelmoore Strategy Fund and define the NASDAQ, S&P 100 and CBOE indices in the performance tables for all three Kelmoore Funds.

Response.  The following disclosure has been added to the registration/proxy statement in the following performance tables:

	1 Year	5 Years	Since Inception
Kelmoore Strategy Fund – Class A1 Returns Before Taxes	(5.19)%	4.57%	(3.16)%
Kelmoore Strategy Fund – Class C2 Returns Before Taxes	(0.46)%	5.00%	(2.90)%
Return After Taxes on Distributions,3,4,5	(5.02)%	2.31%	(5.88)%
Return After Taxes on Distributions and Redemptions,3,4,5	(0.23)%	2.74%	(3.93)%
Standard & Poor’s 100 Index[6]	3.82%	9.04%	0.47%
Chicago Board Options Exchange BuyWrite Monthly Index[6]	6.61%	10.24%	5.21%

1Inception date October 25, 1999.

2Inception date May 3, 1999.

3The Fund offers more than one class of shares.  After-tax returns are shown for only Class C shares and after-tax returns for Class A shares will vary.

4After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.

5Actual after-tax returns depend on an investor’s tax situation, may differ from those shown, and are not relevant to investors who hold their fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

6The Standard & Poor’s 100 Index (“S&P 100”) is an unmanaged index of the 100 largest market capitalization stocks in the S&P 500  and the Chicago Board Options Exchange BuyWrite Monthly Index (“CBOE”)   is an  unmanaged index composed of a long position in the S&P 500 and a short (or written) position in call options on the S&P 500 index.  The performance of an index assumes no transaction costs, taxes, management fees or other expenses.  A direct investment in an index is not possible.

Footnote number five to the average annual total return table for the Eagle Fund has been modified as follows.

5The NASDAQ Composite Index (the “NASDAQ”) is an unmanaged index of approximately 3000 securities traded on the  National Association of Securities Dealers Automated Quotation System and the Chicago Board Options Exchange BuyWrite Monthly Index (“CBOE")  is an  unmanaged index composed of a long position in the S&P 500 and a short (or written) position in call options on the S&P 500 index.  The performance of an index assumes no transaction costs, taxes, management fees or other expenses.  A direct investment in an index is not possible.

Footnote number five to the average annual total return table for the Liberty Fund has been modified as follows.

5The NASDAQ Composite Index (the “NASDAQ”) is an unmanaged index of approximately 3000 securities traded on the  National Association of Securities Dealers Automated Quotation System and the Chicago Board Options Exchange BuyWrite Monthly Index (“CBOE")  is an  unmanaged index composed of a long position in the S&P 500 and a short (or written) position in call options on the S&P 500 index.  The performance of an index assumes no transaction costs, taxes, management fees or other expenses.  A direct investment in an index is not possible.

10.

Comment.  Please explain any differences in the Funds' fundamental policies with respect to underwriting securities.

Response.  The following disclosure has been added to the registration/proxy statement.

The Dunham Fund states this fundamental policy with respect to purchasing securities while the Kelmoore Funds state this fundamental policy with respect to buying securities.  While the phrasing is different, the policies are substantially similar in that they recognize that a fund may be "deemed" to be an underwriter for certain purposes under the Securities Act of 1933, none of the Funds acts as an intermediary between the issuer of a security and the investing public.

11.

Comment.  Please explain any differences in the Funds' fundamental and non-fundamental policies with respect to borrowing.

Response.  The following disclosure has been added to the registration/proxy statement under Non-Fundamental Investment Limitations Borrowing Comparison .

The Kelmoore Funds have both a fundamental and non-fundamental policy with respect to borrowing.  The non-fundamental policy, which can be changed at any time, is more restrictive.  The Dunham Fund has only a fundamental borrowing policy, which is substantially similar to the Kelmoore Funds' fundamental policy.

12.

Comment.  Please explain the action the Dunham Fund would take if illiquid securities were to exceed 15% of its net asset.

Response.  The following disclosure has been modified in the registration/proxy statement to clarify the Fund's procedure under Non-Fundamental Investment Limitations Illiquid Securities Dunham Fund .

If, through a change in values, net assets or other circumstances, the Fund were in a position where more than 15% of its net assets  were invested in illiquid securities, it would  take appropriate steps to protect liquidity.

13.

Comment.  Please elaborate on any differences in the non-fundamental policies between the Funds with respect to mortgaging, pledging or hypothecating securities.

Response.  The following disclosure has been added to the registration/proxy statement under Non-Fundamental Investment Limitations Mortgaging, Pledging or Hypothecating Securities Comparison.

Even though the Kelmoore Funds do not have a non-fundamental policy with respect to mortgaging, pledging or hypothecating securities, they do have fundamental and non-fundamental policies with respect to borrowing, which have the same effect as the Dunham Fund's non-fundamental policy with respect to mortgaging, pledging or hypothecating securities.

14.

Comment.  Please remove superfluous accounting language from the description of the Dunham Fund's valuation policy for puts and calls.

Response.  The following disclosure has been deleted from the registration/proxy statement.

15.

Comment.  Please note the differences between Fund valuation policies with respect to securities which trade on Far Eastern security exchanges.

Response.  The following disclosure has been added to the registration/proxy statement.

The Kelmoore Funds do not specify a fair value policy with respect to valuation of securities which trade on Far Eastern exchanges under the scenario when events materially affect the value of such securities between the time when they are valued at the close of trading at their exchange and the time when Fund's net asset value is calculated.  As of March 31, 2008, none of the Kelmoore Funds held any securities that trade exclusively or principally on Far Eastern exchanges.

16.

Comment.  Please specify the purchase order cut off time for the Funds.

Response.  The following disclosure has been added to the registration/proxy statement under the section entitled Purchase Procedures.

Direct purchase orders received by the Funds  by the close of the regular session of trading on the NYSE on a day that the securities markets are open, generally 4:00 p.m., Eastern time, are effected at that day’s public offering price or NAV.

Purchase orders received by broker-dealers before the close of trading of the regular session on the NYSE on a day that the securities markets are open, and transmitted to  the Funds by 4:00 p.m., Eastern time, that day are effected at that day’s public offering price or NAV.

17.

Comment.  Please elaborate on any differences in the purchase procedures between the Funds.

Response.  The following disclosure has been added to the registration/proxy statement under the section titled Purchases of Shares at Net Asset Value Comparison.

The Dunham Fund offers a reinvestment period of 120 days after the date that shares are redeemed in which to reinvest proceeds in the Class A shares of the same Fund at NAV, while the Kelmoore Funds offer 60 days.

18.

Comment.  Please elaborate on the tax consequences of fund distributions which represent a return of capital.

Response.  The following disclosure has been added to the registration/proxy statement under the section entitled Dividend Policies Kelmoore Funds.

In the past, all or a significant portion of the Kelmoore Funds’ monthly distributions included a return of capital.  A return of capital is not taxable to a shareholder unless it exceeds a shareholder's tax basis in the shares.  Returns of capital reduce a shareholder's tax cost (or "tax basis").  Once a shareholder's tax basis is reduced to zero, any further return of capital would be taxable.

The Dunham Fund also seeks to pay monthly distributions, if practicable based on available cash and projected cash flow, from (a) net investment income,  (b) realized short-term capital gains from equity holdings and option premiums and, if necessary, (c) from capital.    A return of capital is not taxable to a shareholder unless it exceeds a shareholder's tax basis in the shares.    Returns of capital reduce a shareholder's tax cost (or "tax basis").  Once a shareholder's tax basis is reduced to zero, any further return of capital would be taxable.

19.

Comment.  Please elaborate on the sector risks of the Kelmoore Funds as compared to the eachother and the Dunham Fund.

Response.  The following disclosures have been added to the registration/proxy statement under PRINCIPAL RISK Comparison of Risks.

Additionally, the Kelmoore Strategy Fund and the Kelmoore Strategy Liberty Fund have additional sector risks because of their investment focus on the consumer goods, manufacturing and natural resources sectors.  The Dunham Fund does not have a sector focus and is therefore not expected to have similar sector specific risks.  However, because the Dunham Fund may invest in any or all of the sectors in which the Kelmoore Funds invest, it will be exposed to the risks to which the Kelmoore Funds are exposed to as part of their sector specific strategy.  Dunham Fund and the Kelmoore Strategy Eagle Fund will be exposed to medium capitalization risk because of their investment in medium capitalization companies.

20.

Comment.  Please elaborate on the explanation of sector risks.

Response.  The following disclosure has been added to the registration/proxy statement under the section entitled Explanation of Risks.

Consumer Goods Sector Risk – A Fund may invest in securities of issuers in the consumer goods sector.  These securities are subject to special risks including the risk that government regulation, the performance of the overall economy, interest rates, competition, consumer confidence or spending, or changes in demographics or consumer preferences may reduce the value of an issuer's stock.

Financial Services Sector Risk – A Fund may invest in securities of issuers subject to financial services sector risks, including the risk that government regulation, the cost of capital funds, changes in interest rates, or price competition may reduce the value of an issuer's stock

Manufacturing Sector Risk – A Fund may invest in securities of issuers subject to manufacturing sector risks, including the risk that economic cycles, technical obsolescence, labor relations, or government regulation may reduce the value of an issuer's stock.

Natural Resources Sector Risk – A Fund may invest in securities of issuers subject to natural resources sector risks, including the risk that international political and economic developments, energy conservation, the success of exploration projects, or tax and other government regulation may reduce the value of an issuer's stock.

Technology Sector Risk – A Fund may invest in securities of issuers subject to technology sector risks, including the risk that government regulation and newer products, systems or information may be developed and introduced to the marketplace, thereby substantially reducing the value of an issuer's stock.

Comment.  Please elaborate on the explanation of forced liquidation risk.

Response.  The following disclosure has been added to the registration/proxy statement under the section entitled Explanation of Risks.

When a call option which a Fund has written is exercised, a Fund must deliver the security upon which the call is written.  This means that a Fund would be forced to deliver a security out of its portfolio and replace it, or purchase the same security on the open market for delivery.  Under either scenario a Fund would face increased transaction costs because of its need to purchase securities, either for delivery to the party exercising the call option or to replace a security delivered to the other party out of its portfolio, subject to call options.

22.

Comment.  Please remove the repetitive disclosure relating to the risks of put options.

Response.  The following disclosure has been deleted from the registration/proxy statement under the section entitled PRINCIPAL RISKS and under the section entitled Explanation of Risks.

~~Purchasing Put Options~~

                 ~~Purchasing Put Options - When a Fund purchases put options, it risks the loss of the cash paid for the options if the options expire unexercised. Under~~
                ~~certain circumstances, a Fund may not own any put options, resulting in increased risk during a market decline.~~

23.

Comment.  Please elaborate on the tax consequences of a distribution that is classified as a return of capital.

Response.  The following disclosure has been added to the registration/proxy statement.

Distributions of interest, dividends and capital gains are taxable to investors.  Distributions which are a return of capital are not taxable to a shareholder unless they exceed a shareholder's tax basis in Fund shares.  Returns of capital reduce a shareholder's tax cost (or "tax basis").  Once a shareholder's tax basis is reduced to zero, any further return of capital would be taxable.

24.

Comment.  Please specify the employment histories for the Kelmoore portfolio managers for the last five years.

Response.  The following disclosure has been revised in to the registration/proxy statement under FUND MANAGEMENT Kelmoore Funds The Portfolio Managers.

Mr. Kelmon, Chairman and Chief Investment Officer of the Adviser and Portfolio Manager for the Kelmoore Funds ~~Chief Executive Officer of the Advise~~r, has served in such capacity since April 2008.  Additionally, Mr. Kelmon serves as Chief Executive Officer of the Adviser, a position he has held since 1992. He co-founded Kelmoore  to execute the personalized investment strategies he developed over a long ~~distinguished~~ career in the securities industry.

Mr. Puccinelli, Portfolio Manager, joined Kelmoore in 2003.  He began serving as Portfolio Manager for the Kelmoore Funds in April of 2008.  Additionally, he began serving as a Portfolio Manger for the Adviser in 2005.  From 2003 he served in various sales and administrative roles for the Adviser.   Prior to joining Kelmoore, he was a Financial Advisor for Morgan Stanley working with high net worth individuals from 2000 to 2003.

25.

Comment.  Please add an explanatory sentence prior to the Adviser's list of responsibilities.

Response.  The following disclosure has been added to the registration/proxy statement under the section entitled Dunham Fund The Investment Adviser.

The Adviser's supervisory responsibilities include the following:

26.

Comment.  Please define the null zone in the Sub-Adviser's fulcrum fee agreement.

Response.  The following disclosure has been revised in the registration/proxy statement under the section entitled Dunham Fund The Investment Adviser.

No adjustment is made to the sub-advisory fees if the performance falls within the “null zone” of plus or minus 0.15% versus the benchmark,  i.e. a range where performance differences are not meaningful.  Performance fee adjustments are triggered when Fund performance is plus or minus 0.16% versus the benchmark.

27.

Comment.  Please provide greater detail in the 5-year professional history of the portfolio managers for the Dunham Fund.

Response.  The following disclosure has been added to the registration/proxy statement under the section entitled Sub-Adviser Portfolio Managers.

Roy D. Behren came to Westchester in 1994 from the U.S. Securities and Exchange Commission.  From 1994 to 2007 he served as a Research Analyst and began serving as a Portfolio Manager in 2007.

Michael T. Shannon  ~~joined Westchester in 1996~~ began serving a Portfolio Manager for Westchester in 2007.  Prior to 2007, he was a Senior Vice President for mergers and special situations at D.E. Shaw & Co from 2005 to 2006.  From 1996 to 2005 Mr. Shannon served as a Research Analyst for Westchester.  He received a B.S. in Finance from Boston College ~~and was subsequently hired by J. P. Morgan, where he worked in the Firm's corporate finance, mergers & acquisitions and equity research departments. After a brief period as Senior Vice-President in charge of Mergers & Special Situations at D. E. Shaw & Co. from March 2005 to May 2006 he rejoined Westchester.~~ He holds the Chartered Financial Analyst designation.

Frederick W. Green has served as a Portfolio Manager for the Sub-Adviser since 1989 and  has over 35 years’ experience in the investment business.

28.

Comment.  Please note that Mr. Behren's dual role as portfolio manager and chief compliance officer may lessen or compromise his effectiveness.

Response.  The following disclosure has been added to the registration/proxy statement under the section entitled Management of Other Accounts Potential Conflicts of Interest.

Additional oversight by a senior officer of the Sub-Adviser is designed to offset any potential reduction in the effectiveness of Mr. Behren because of his dual role as Portfolio Manager and Chief Compliance Officer.

29.

Comment.  Please describe the status of the reorganization if each of the three Funds do not approve the reorganization.

Response.  The following disclosure has been added to the registration/proxy statement under the section entitled INFORMATION RELATING TO THE REORGANIZATION Description of the Reorganization.

If the shareholders of each of the three Kelmoore Funds do not approve the reorganization, the reorganization will not proceed until such time that all three Kelmoore Funds approve the reorganization.

30.

Comment.  Please expand the use of pro forma designations in the section describing capitalization.

Response.  The following disclosures have been added to the registration/proxy statement.

The following table sets forth, as of December 31, 2007,: (i) the audited capitalization of each of the Kelmoore Funds (ii) the hypothetical unaudited pro forma capitalization of the Dunham Fund, and (iii) the unaudited pro forma combined capitalization of the Funds assuming the Reorganization has been approved.  If the Reorganization is consummated, the capitalizations are likely to be different on [___ __], 2008 as a result of daily share purchase and redemption activity in the Funds and changes in NAV.

Class A Shares of Fund	Net Assets	Net Asset Value Per Share	Shares Outstanding
Kelmoore Strategy Fund	$33,453122	$27.39	1,221,543
Kelmoore Strategy Eagle Fund	$46,839,606	$8.12	5,765,237
Kelmoore Strategy Liberty Fund	$18,222,534	$46.78	389,506
Dunham Monthly Distribution Fund (pro forma)	$0	$0	0
Adjustment for Shares Outstanding	--	--	2,475,240.2
Combined Fund (pro forma)	$98,515,262	$10.00	9,851,526.2

Class C Shares of Fund	Net Assets	Net Asset Value Per Share	Shares Outstanding
Kelmoore Strategy Fund	$34,576,903	$24.53	1,408,952
Kelmoore Strategy Eagle Fund	$39,419,792	$7.20	5,476,813
Kelmoore Strategy Liberty Fund	$15,161,064	$43.50	348,553
Dunham Monthly Distribution Fund (pro forma)	$0	$0	0
Adjustment for Shares Outstanding	--	--	1,680,557.9
Combined Fund (pro forma)	$89,148,759	$10.00	8,914,875.9

31.

Comment.  Please specify which documents are incorporated by reference in the section entitled Information About the Kelmoore Funds and the Dunham Fund.

Response.  The following disclosure has been added to the registration/proxy statement unde the section entitled INFORMATION ABOUT THE KELMOORE FUNDS AND THE DUNHAM FUND.

For a detailed discussion of the investment objectives, policies, risks and restrictions of the Kelmoore Funds, see the prospectus for the Trust dated May 1, 2008, which has been filed with the SEC and is incorporated by reference into this Proxy Statement/Prospectus.  A Statement of Additional Information for the Trust dated May 1, 2008, has been filed with the SEC, and is incorporated by reference into this Proxy Statement/Prospectus.  Copies of the prospectus and Statement of Additional Information for the Kelmoore Funds are available upon request and without charge by calling toll-free 1-877-328-9456.

32.

Comment.  Please describe, under the section entitled Voting Rights and Required Vote, the status of the reorganization if all three Funds do not approve the reorganization.

Response.  The following disclosures have been added to the registration/proxy statement under the section entitled Voting Rights and Required Vote.

If the shareholders of each of the three Kelmoore Funds do not approve the reorganization, the reorganization will not proceed until such time that all three Kelmoore Funds approve the reorganization.

33.

Comment.  Please describe, under the section entitled Shareholder Rights and material differences in rights.

Response.  The following disclosure has been added to the registration/proxy statement under the section entitled SHAREHOLDER RIGHTS General Shareholder Rights.

Comparison of Shareholder Rights

We de not believe there are any material differences in shareholder rights between the Kelmoore Funds and the Dunham Fund.

If you have any questions or additional comments, please call the undersigned at 614-469-3238.

Best regards,

/s/ Parker D. Bridgeport
Parker D. Bridgeport